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                             November 17, 2023

       Shan-Nen Bong
       Chief Financial Officer
       Aurora Mobile Limited
       14/F, China Certification and Inspection Building
       No. 6, Keji South 12th Road , Nanshan District
       Shenzhen, Guangdong 518057
       People   s Republic of China

                                                        Re: Aurora Mobile
Limited
                                                            Form 20-F filed on
April 18, 2023
                                                            Response letter
dated October 25, 2023
                                                            File No. 001-38587

       Dear Shan-Nen Bong:

              We have reviewed your October 25, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12,
       2023 letter.

       Response letter dated October 25, 2023

       Risks related to our business and industry, page 16

   1.                                                   Please consider
including a risk factor indicating that: (1) the Company intends to conduct its operations such
that it will not be an    investment company    under Section 3(a) of the
                                                        Investment Company Act
of 1940 (the    Investment Company Act   ); and (2) the
                                                        Company   s ability to
operate in its current form would be significantly impacted if the
                                                        Company (and/or certain
of its subsidiaries) were deemed to be an investment company under the Investment
Company Act.


                                                        Please contact Becky
Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
 Shan-Nen Bong
Aurora Mobile Limited
November 17, 2023
Page 2

you have questions regarding comments on the financial statements and related matters.



FirstName LastNameShan-Nen Bong                            Sincerely,
Comapany NameAurora Mobile Limited
                                                           Division of
Corporation Finance
November 17, 2023 Page 2                                   Office of Technology
FirstName LastName